FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the month of September 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________).

Enclosure:

Acambis plc
Acambis to announce interim results on 18 September 2002

FORM 6-K
Acambis plc
Acambis to announce interim results on 18 September 2002
SIGNATURE

Acambis plc

16 August 2002

Acambis plc will be announcing its results for the six months ended 30 June 2002 on Wednesday, 18 September 2002.

Acambis to announce interim results on 18 September 2002

Cambridge, UK and Cambridge, Massachusetts – 4 September 2002 – Acambis plc (“Acambis”) (LSE: ACM, NASDAQ: ACAM) will announce its results for the six months ended 30 June 2002 on Wednesday, 18 September.

The results announcement will be released at 7.00 am BST. An analyst meeting and conference call will be held at 9.30 am BST. For details, contact Mo Noonan at Financial Dynamics on telephone number +44 (0) 20 7269 7116. An instant replay of the call will be available until midnight on Wednesday, 25 September on telephone number +44 (0) 20 8288 4459. The pin code is 462592.

An audio webcast of the call will also be available via Acambis’ website at www.acambis.com. The webcast replay will be available until midnight on Friday, 18 October.

-ends-

Enquiries:

Acambis plc Lyndsay Wright, Director of Communications		Tel: +44 (0) 1223 275 300

Financial Dynamics Mo Noonan		Tel: +44 (0) 20 7831 3113

MacDougall BioCommunications Kari Lampka		Tel: +1 (508) 647 0209

Notes to editors:

Acambis is a biopharmaceutical company discovering, developing and manufacturing vaccines to prevent and treat infectious diseases. It has operations in Cambridge, UK, and in Cambridge and Canton, Massachusetts, US. It has a broad portfolio of vaccine product candidates undergoing clinical trials and technology platforms that provide the basis for further vaccine product candidates.

This, and other news releases relating to Acambis, can be found on the Company’s website at www.acambis.com

This news release contains forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials and other product development and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital, and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 10 September 2002	ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright
Title: Director of Communications